

Mail Stop 3561

April 6, 2017

Ronald B. Freeman
Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

      Re: **Ingles Markets, Incorporated**
               Form 10-K for the Fiscal Year Ended September 24, 2016
               Filed December 16, 2016
               File No. 0-14706

Dear Mr. Freeman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 25

1. We note that long-term liabilities related to self-insurance, workers compensation and general liability insurance and nonqualified investment plan are not included in the table of contractual obligations. In future filings, please add a footnote to the table that discusses these liabilities and the reason why such amounts are excluded from the table.

2. In future filings, please add a footnote to the table to disclose whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated and provide context for the reader to understand the impact of such costs on your total operating lease obligations.

Consolidated Financial Statements

Consolidated Balance Sheets, page 38

3. Please tell us your consideration of recording asset retirement obligations in connection with the future removal of gasoline tanks from your gasoline stations. Refer to ASC 410.

Notes to Consolidated Financial Statements

7. Long-Term Debt, page 49

4. Reference is made to the last paragraph on page 50 which discusses agreements that restrict your ability to pay dividends. In future filings, please disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-X.

13. Commitments and Contingencies, page 55

5. Reference is made to the first paragraph of this note. In future filings, please also disclose whether you expect the ultimate liability from all pending legal proceedings and claims will materially affect your cash flows.

Signatures, page 58

6. The signatures by persons on behalf of the Registrant are not dated. In future filings, please disclose the signature date. Refer to Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Patricia E. Jackson
        Controller